ORANCO, INC.
1981 E. Murray Holladay Rd., Suite 100
Salt Lake City, Utah 84117
Tel (801-272-9294

August 12, 2008

Damon Colbert, Staff Attorney
Division of Corporate Finance
450 Fifth Street N.W.
Washington, D. C. 20549
Mail Stop 3561

RE: Your letter of dated July 21, 2008 regarding 10KSB filed March 24, 2008. File No. 000-28181

Dear Mr Colbert:

In regards to your letter, please be advised that we did indeed perform the assessment of internal control over financial reporting as of December 31, 2007. However, it appears that we did not adequately express that in our filed 10KSB. As such we have amended our 10KSB for the period ending December 31, 2007 to amend Section 8A to clarify this.

We appreciate your pointing out the changes to “small business issuers” that became effective February 4, 2008 and have noted that all future quarterly reports must be filed on Form 10-Q rather than Form 10-QSB. We also reviewed our Form 10-QSB for the period ended March 31, 2008 to ascertain whether an amendment on Form 10-Q would provide any additional material information not contained in the filed Form 10-QSB and have determined that no amendment is necessary.

We acknowledge that:

(1) We are responsible for the adequacy and accuracy of the disclosure in the filing.
(2) staff comments or changes to disclosure in response to staff comments do not forclose the Commision from taking any action with respect to the filing; and
(3) Oranco may not assert staff comments as a defense in any proceeding iniated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact me at the numbers above or our securities counsel, W. Sterling Mason Jr. at Tel 801-527-2402 Fax 801-527-2402.

Sincerely,

S/ Claudio Gianascio
Claudio Gianascio, CEO and CFO